March 11, 2024
VIA E-MAIL
Board of Directors
Bally’s Corporation
100 Westminster Street
Providence, RI 02903
Attn:	Jaymin B. Patel, Vice Chairman of the Board of Directors
Robeson Reeves, Chief Executive Officer

Dear Directors,

Standard General is pleased to submit this proposal (our “Proposal”) under which we would acquire all of the outstanding shares of common stock of Bally’s Corporation (the “Company”) we do not own for a price of $15.00 per share. Our Proposal represents a significant premium of 41% to Company’s closing share price on March 8, 2024.
Our proposed transaction would allow the Company’s stockholders to immediately realize a premium price, in cash, for their investment and provides stockholders certainty of value for their shares, especially when viewed against the operational risks inherent in the Company’s business and the market risks inherent in remaining a publicly-listed company. We would also be prepared to permit stockholders to elect to “roll-over” all or a portion of their Company shares into equity of the post-closing company.
The proposed transaction would be subject to the approval of the Board of Directors of the Company and the negotiation and execution of mutually acceptable definitive transaction documents. It is our expectation that the Board of Directors will appoint a special committee of independent directors to consider our Proposal and make a recommendation to the Board of Directors. We will not move forward with the transaction unless it is approved by such a special committee. In addition, the transaction will be subject to a non-waivable condition requiring the approval of holders of a majority of the shares of the Company not owned by Standard General or parties affiliated with Standard General. In considering this Proposal, you should know that if the special committee chooses to not recommend or the public stockholders of the Company do not approve the proposed transaction, we would not expect our relationship with the Company to be adversely affected and would be committed to remaining as a long-term stockholder of the Company.
As you know, Standard General is the Company’s largest stockholder with an equity interest representing approximately 23% of the outstanding shares. As a result of our long-term involvement with the Company and its predecessor, we have a detailed understanding of the Company, its business and assets, which will enable us to move quickly to negotiate and execute mutually acceptable definitive transaction documentation. Our due diligence will be limited to that necessary for our financing sources to complete their review of the Company.
Based upon our experience and familiarity with the Company and extensive discussions we have had with potential financing sources, we do not anticipate any issues in securing financing for the transaction. In any event, the closing of a transaction would not be subject to any financing condition, and we would obtain a financing commitment prior to the execution of definitive merger agreement.
Please be aware that this Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal in any manner. No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation. Once definitive documentation is executed, completion of the transaction would also be subject to receipt of required regulatory approvals, including approvals under applicable gaming regulations and antitrust laws and other customary conditions. We do not anticipate any issues in obtaining required regulatory approvals.
In accordance with its reporting obligations, Standard General intends to promptly file an amendment to its Schedule 13D, including a copy of this letter.
In connection with this Proposal, we have engaged Fried, Frank, Harris, Shriver & Jacobson LLP as our legal advisor. We encourage the special committee to retain its own legal and financial advisors to assist it in its review. We and our advisors look forward to working with the special committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our Proposal.
Should you have any questions, please do not hesitate to contact me.
Sincerely,
/s/ Soohyung Kim
Soohyung Kim

CC:   Kim Barker Lee, Executive Vice President, Chief Legal Officer